Exhibit 99.1

NewsRelease

TC Energy announces the partial monetization of the
Coastal GasLink Pipeline Project

CALGARY, Alberta - December 26, 2019 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today that it has entered into an agreement to sell a 65 per cent equity interest in the Coastal GasLink Pipeline Project (Coastal GasLink or the Project) to KKR and Alberta Investment Management Corporation (AIMCo) on behalf of certain of AIMCo’s clients. Concurrent with the completion of the sale, TC Energy expects that Coastal GasLink will enter into a secured project financing construction credit facility with a syndicate of banks to fund up to 80 per cent of the Project during construction. Both transactions are expected to close in the first half of 2020, subject to customary regulatory approvals and consents, including the consent of LNG Canada.

“The partial monetization of Coastal GasLink advances our ongoing efforts to prudently fund our $30 billion secured capital program while maximizing value for our shareholders,” said Russ Girling, TC Energy President and Chief Executive Officer. “We look forward to establishing a long-term relationship with KKR and AIMCo as we advance this critical energy infrastructure project. We remain fully committed to the Project and will continue to construct, deliver and operate the pipeline on behalf of the partnership.”

Under the terms of the sale, TC Energy will receive upfront proceeds that include reimbursement of KKR and AIMCo’s proportionate share of the project costs incurred as of the date of close as well as additional payment streams through the Project’s construction and operation. The Company expects to record an after-tax gain of approximately $600 million upon closing of the transaction which includes the gain on sale, required revaluation of residual ownership interest to fair market value and recognition of previously unrecorded tax benefits.

The introduction of high-quality partners, establishment of a dedicated project-level financing facility, the recovery of cash payments through construction for carrying charges on costs incurred, and remuneration for costs to date are expected to substantially satisfy TC Energy’s Coastal GasLink funding requirements through project completion, further solidifying the Company’s financial flexibility.

Coastal GasLink involves the construction of 670 kilometres (416 miles) of pipeline and associated facilities. Once completed, the pipeline will have an initial capacity of 2.1 billion cubic feet per day and connect abundant Western Canadian Sedimentary Basin natural gas supply from the Dawson Creek, B.C. area to the LNG Canada liquefaction and export facility being constructed in Kitimat, B.C. All necessary regulatory permits have been received for the Project and construction activities have commenced.

Following the close of the transaction, TC Energy will hold a 35 per cent limited partnership equity interest in Coastal GasLink and will be contracted by the limited partnership to construct and operate the pipeline. This transaction was contemplated in the Company’s agreements with LNG Canada.

TC Energy is also committed to working with the 20 First Nations that have executed agreements with Coastal GasLink to provide them with an opportunity to invest in the Project. As a result, in conjunction with this sale, the Company will provide the First Nations with an option to acquire a 10 per cent equity interest in Coastal GasLink on similar terms.

RBC Capital Markets is acting as exclusive financial advisor to TC Energy and as Global Lead Coordinating Arranger on the project finance construction facility.

About TC Energy
TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. Focused on what we do and how we do it, we are guided by our core values of safety, responsibility, collaboration and integrity. Our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the U.S. and Mexico. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit TCEnergy.com and connect with us on social media to learn more. Visit coastalgaslink.com for project information.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522